Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 4:

We consent to the use of our report, dated June 14, 2018, with respect to the statement of assets and liabilities of PGIM Muni High Income Fund (formerly Prudential Muni High Income Fund), one of the series comprising Prudential Investment Portfolios 4, including its schedule of investments, as of April 30, 2018, and its related statement of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years or periods in the five-year period then ended, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

June 25, 2018